# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Capstone Energy+, Inc., CIK 0001009759
CUSIP: 14067D607
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 16640 STAGG STREET, VAN NUYS, California (CA), 91406
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0001281084
Persons authorized to receive notices and communications: Colin J. Daniels, Esq., Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York (NY), 10022, (212) 554-1700

## Reporting persons
- Monarch Alternative Capital LP (CIK 0001281084): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (39.8% of the class)
  Comment: IA, PN
- MDRA GP LP (CIK 0001501101): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (39.8% of the class)
  Comment: PN, HC
- Monarch GP LLC (CIK 0001501100): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (39.8% of the class)
  Comment: OO, HC

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Capstone Energy+, Inc.
Address of issuer's principal executive offices: 16640 STAGG STREET, VAN NUYS, California (CA), 91406
Comment: The following constitutes Amendment No. 2 to the Schedule 13D (the "Original 13D") initially filed by the undersigned on April 3, 2026, as amended by Amendment No. 1 thereto filed on June 29, 2026, as specifically set forth herein (this "Amendment"). Except as otherwise set forth herein, the Original 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed, the Monarch Funds have certain rights to appoint two individuals as directors of the Issuer. On October 23, 2026, the Monarch Funds designated Brandon Schwertner for appointment to the Board as a Series A Director pursuant to the Certificate of Designation. Mr. Schwertner's appointment was approved by the Board on October 26, 2026.

In addition, the Issuer has outstanding secured notes due December 7, 2026 (the "Notes"), which Notes were issued under the Note Purchase Agreement, dated December 7, 2023, by and among the Issuer's operating subsidiary and the purchasers party thereto. The Reporting Persons intend to discuss with the Issuer various options with respect to the forthcoming maturity of the Notes, which discussions may include proposals that may address, among other things, the terms, structure and timing of potential refinancing of the Notes and the potential participation of the Reporting Persons or their affiliates in any refinancing. Any such proposals, and any resulting transaction, may relate to or result in one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date of this Amendment, the Reporting Persons have not reached any agreements or made any offers to the Issuer in respect of the Notes. There can be no assurance that any offer will be made, nor that the Issuer or the Reporting Persons will agree to any refinancing or related transaction. The nature of any terms or conditions that may be proposed or agreed with respect to any refinancing or related transaction are uncertain and subject to further discussion and negotiation, and there is no assurance that any refinancing or related transaction will be agreed to or ultimately consummated. The Reporting Persons reserve the right to take or not take any actions, including modifying or withdrawing any potential proposal, and discontinuing any discussions with the Issuer at any time. Any definitive agreement would be subject to, among other things, negotiation and execution of definitive documentation, approval by the Board and the Reporting Persons' investment committee processes, and the receipt of any required consents.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

The number of shares of Common Stock beneficially owned by the Reporting Persons remains unchanged from the initial Schedule 13D filed by the Reporting Persons and consists of 3,333,334 shares of Common Stock and 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial Conversion Price.

The percentages used in this Amendment are calculated based upon 32,611,589 shares of Common Stock outstanding as of August 7, 2026, as reported in the Q1 10-Q, plus 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons at the initial Conversion Price.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

The number of shares of Common Stock beneficially owned by the Reporting Persons remains unchanged from the initial Schedule 13D filed by the Reporting Persons and consists of 3,333,334 shares of Common Stock and 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial Conversion Price.

The percentages used in this Amendment are calculated based upon 32,611,589 shares of Common Stock outstanding as of August 7, 2026, as reported in the Q1 10-Q, plus 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons at the initial Conversion Price.

## Signatures
- Monarch Alternative Capital LP: /s/ Colin J. Daniels, Colin J. Daniels/Managing Director, General Counsel (10/26/2026)
- MDRA GP LP: Monarch GP LLC, General partner (10/26/2026)
- MDRA GP LP: /s/ Colin J. Daniels, Colin J. Daniels/Authorized Person (10/26/2026)
- Monarch GP LLC: /s/ Colin J. Daniels, Colin J. Daniels/Authorized Person (10/26/2026)